EXHIBIT 99.2

VICINITY MOTOR CORP.

Management Discussion and Analysis

For the three and six months ended June 30, 2022

Introduction

This Management Discussion and Analysis (“MD&A”) relates to the financial condition and results of the operations of Vicinity Motor Corp. (“Vicinity”, “VMC” or the “Company”) together with its subsidiaries and is supplemental to, and should be read in conjunction with, Vicinity’s unaudited interim consolidated financial statements for the three and six months ended June 30, 2022, (including notes) (the “financial statements”) which are prepared in condensed format in accordance with International Financial Reporting Standards (“IFRS”) as applicable to the preparation of interim financial statements, including International Accounting Standard IAS 34, Interim Reporting. The unaudited condensed interim financial statements should also be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2021, which have been prepared in accordance with IFRS. Readers are cautioned that this MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Vicinity’s public disclosure statements are available on SEDAR at www.sedar.com. This MD&A has been prepared as of August 15, 2022. All amounts are in thousands of US dollars, except share and per share information or where otherwise noted.

Cautionary Statement on Forward-Looking Information

This document includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding anticipated vehicle deliveries, future sales, completion of its assembly facility in the State of Washington, vehicle market acceptance and strategic partnerships, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

These forward-looking statements may include statements regarding the perceived merit of the product offered by Vicinity; sales estimates; manufacturing capabilities; capital expenditures; timelines; strategic plans; market prices for parts and material; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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About Vicinity

Vicinity Motor Corp. is a Canadian company that is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, compressed natural gas (“CNG”) and clean-diesel Vicinity buses, the VMC 1200 electric truck and a VMC Optimal-EV shuttle bus. In addition, the Company sells its proprietary electric chassis alongside J.B. Poindexter business unit EAVX, the Company’s strategic partner, for upfitting into next-generation delivery vehicles.

Vicinity shares trade on the Nasdaq exchange under the symbol VEV and the TSX Venture exchange under the symbol VMC.

Second Quarter and Subsequent Highlights

●	Secured order backlog exceeding $90 million.

●	Received an order from the TOK Group, a transportation solutions provider, for six Vicinity Lightning™ electric buses valued at over CAD$3.0 million to support the shuttle bus service at Billy Bishop Toronto City Airport.

●	VMC 1200 Class 3 electric trucks qualified for the recently approved Incentives for Medium and Heavy-duty Zero-Emission Vehicles (“iMHZEV”) Program administered by Transport Canada, a $550 million subsidy program which helps to make buying or leasing zero-emission vehicles more affordable.

●	Signed multiple new distribution agreements to offer the Company’s product portfolio in the United States with:

●	Schetky Bus and Van Sales, a dealership and transportation solutions provider, to offer the Vicinity Lightning, Vicinity Classic and VMC-Optimal vehicles, including an initial commitment for 18 vehicles.

●	Soderholm Sales & Leasing, a full-service bus dealer in Hawaii and the Pacific Islands region, including an initial commitment for four vehicles.

●	Hoekstra Transportation, Michigan’s largest school bus, commercial bus, cargo and custom van dealer, for the territory of Michigan, Indiana and Ohio, including an initial order for eight vehicles.

●	Central States Bus Sales, Inc., one of the largest school and commercial bus dealers in the U.S., including an initial commitment for 18 vehicles for the central U.S. territory.

●	Entered into a Master Goods and Service Agreement with Sustainability Partners LLC, an ESG focused company committed to eliminating deferred maintenance infrastructure by enabling sustainability, to utilize its Electric Vehicles as a Service™ (EVaaS) program to finance the conversion of traditional government fleets to Vicinity’s electric vehicles.

●	Completed a one-year extension of the maturity date of its 8% unsecured debenture in the principal amount of CAD$10.3 million to October 4, 2023.

●	Revenue for the three months ended June 30, 2022 of $11,742 compared to $15,518 for the three months ended June 30, 2021

●	Net loss for the three months ended June 30, 2022 of $3,789 compared to net loss of $344 for the three months ended June 30, 2021

●	Adjusted EBITDA loss for the three months ended June 30, 2022 of $1,249 compared to an adjusted EBITDA of $210 for the three months ended June 30, 2021 (see “Non-GAAP and Other Financial Measures”)

●	Deliveries of 34 Vicinity buses, including two VMC Optimal electric vehicle, and one bus from the lease pool, for the three months ended June 30, 2022, compared to 46 Vicinity buses for the three months ended June 30, 2021

●	Revenue for the six months ended June 30, 2022 of $14,925 compared to $37,054 for the six months ended June 30, 2021

●	Net loss for the six months ended June 30, 2022 of $6,675 compared to net income of $1,257 for the six months ended June 30, 2021

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●	Adjusted EBITDA loss for the six months ended June 30, 2022 of $3,336 compared to an adjusted EBITDA of $2,274 for the six months ended June 30, 2021 (see “Non-GAAP and Other Financial Measures”)

The Company reports results for the three months ended June 30, 2022 of 34 Vicinity buses delivered, including two VMC Optimal electric vehicles, and one bus from the Company’s lease pool, revenue of $11,742, net loss of $3,789 and gross margin of $1,024 which was 9% of revenue (see “Non-GAAP and Other Financial Measures”). Results for the second quarter of 2021 were 46 buses delivered, revenue of $15,518, net loss of $344 and gross margin of $1,716 which was 11% of revenue (see “Non-GAAP and Other Financial Measures”). The gross margin for the three months ended June 30, 2022 was negatively affected by product mix and the low volume of buses delivered. Consistent with the rest of the automotive industry, shipping difficulties and global supply chain disruptions in the availability of chassis for our VMC Optimal products and certain bus components have delayed a large portion of expected deliveries.

Business Overview

Corporate Update

“The second quarter of 2022 was marked by additional sales and distribution wins for our portfolio of electric vehicles, further validating our transition to electric vehicles,” said William Trainer, Founder and Chief Executive Officer of Vicinity Motor Corp. “This traction is a testament to the incredible interest and support we are receiving from enterprise customers and government agencies. From new government incentives for EV adoption to new financing strategies such as Sustainability Partner’s EVaaS program, the market is quickly optimizing for an electrified future. Taken together, our backlog grew to over USD$90 million, the majority of which are for electric vehicles.

“We delivered 34 vehicles in the second quarter – surmounting supply chain issues in some areas, while facing new obstacles in others. The global automotive industry supply chain continues to be stretched – until such a time that it catches up to demand, we will continue to work to engineer creative new solutions to address new problems wherever possible. Our goal is to continue to provide vehicles to our customers despite this environment, and we will continue to do so to the greatest extent possible. That being said, given the pressures we are seeing, we are suspending our prior financial guidance as the current supply chain environment makes it difficult to forecast and it appears many orders may be pushed from 2022 to 2023.

“Our Ferndale, Washington facility is nearing completion – helping us to meet customer demand and capture market share in the U.S. with an American-built and ‘Buy America’ compliant product. We also plan on making this the new home to support our industrial electric truck line starting with the VMC 1200.

“Looking ahead, we are certainly laying the foundation for success in 2023 as supply chains normalize. Our expanded dealer network, new facility coming online and strengthened supply chain are positioning us for a ramp-up of production and significant growth in the months ahead. I look forward to providing additional updates as we work diligently to build sustainable, long-term value for our shareholders,” concluded Trainer.

Recent Developments

In January of 2022, VMC announced an order for eight Vicinity Classic buses to First Transit to be used in Yellowknife, Canada for delivery in 2022.

In January of 2022, VMC announced a supply agreement with Proterra Inc. to provide VMC with commercial batteries through 2024 for over 600 expected Vicinity commercial electric vehicles. Proterra battery systems will power the Vicinity Lightning EV buses and chassis with the potential to support Vicinity’s next-generation heavy-duty electric transit buses as well as EV trucks.

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In January of 2022, VMC announced receiving an order for 100 VMC 1200 EV trucks from the Pioneer Group with delivery to begin in 2022. The Pioneer Group has been appointed to act as VMCs exclusive dealer in the province of British Columbia, Canada.

In February of 2022, VMC announced receiving orders for 50 VMC 1200 EV trucks from Skydome Auto and Truck Centre with deliveries expected to begin in the second quarter of 2022. Skydome will be the exclusive dealer for VMC 1200 EV trucks in the city of Brampton in Ontario Canada.

In February of 2022, the Company announced receiving a grant of C$2.57 million from Sustainable Development Technology Canada (“SDTC”), a foundation created by the Canadian federal government, to be used in the development of zero-emission transit vehicles. The non-repayable grant from SDTC will help VMC introduce its all-electric, true low-floor wheelchair-accessible (fully ADA compliant), mid-sized, medium-duty bus and will be used to support the production of the Calgary Transit buses and electrification efforts.

In February of 2022, the Company announced an order for 100 VMC 1200 EV trucks from Paradigm Automotive. The Company also announced that its backlog exceeds C$100 million.

In March of 2022, VMC announced an order for five VMC Optimal E1 chassis through Olathe Fleet solutions.

In March of 2022, VMC announced an expansion of its strategic US distribution agreement with ABC Companies to include distribution of all VMC products to 18 states covering key population centers across the USA. In conjunction with the agreement, ABC has contracted to order 18 VMC Optimal S1 shuttle buses and 3 Vicinity Classic buses for delivery in 2022.

In March of 2022, VMC announced the signing of a US distribution agreement with DATTCO Inc., a U.S. full-service passenger transportation company, to distribute Vicinity vehicles within the Northeastern United States throughout New England. In conjunction with the agreement, DATTCO has placed an initial order valued at over $2 million for Vicinity Lightning™ EV and Classic transit buses and Optimal-EV S1 paratransit electric low-floor shuttle busses.

In March of 2022, the Company issued 4,444,445 units, consisting of one common share and one warrant per unit, at $2.70 per unit for gross proceeds of $12 million through a registered public offering. The warrants have a six month hold, expire three years after the initial exercise date, and have an exercise price of $3.36 per common share.

In March of 2022, the Company announced the hiring of Dennis Gore as Vice President of Engineering. Dennis brings 35+ years of experience from Gillig bus, Zero Motorcycles, Honda, and Mitsubishi Motors and among others.

In April of 2022, the Company announced the signing of a distribution agreement with Hoekstra Transportation, Michigan’s largest school bus, commercial bus, cargo and custom van dealer, for the territory of Michigan, Indiana and Ohio including an initial order for eight vehicles.

In April of 2022, the Company announced the signing of a distribution agreement with Central States Bus Sales, Inc., one of the largest school and commercial bus dealers in the U.S., including an initial commitment for 18 vehicles for the central U.S. territory.

In April of 2022, the Company announced the signing of a distribution agreement with Soderholm Sales & Leasing, a full-service bus dealer in Hawaii and the Pacific Islands region, including an initial commitment for four vehicles.

In May of 2022, the Company announced a strategic partnership with Sustainability Partners LLC, an ESG focused company committed to eliminating deferred maintenance infrastructure by enabling sustainability, to utilize its Electric Vehicles as a Service™ (EVaaS) program to finance the conversion of traditional government fleets to Vicinity’s electric vehicles.

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In June of 2022, the Company announced a one year extension on the maturity date of its CAD$10.3 million debenture to October of 2023. In connection with the extension, the Company issued 1,000,000 share purchase warrants exercisable at a price of CAD$2.25 per common share that are exercisable until October of 2023.

In June of 2022, the Company received an order from the TOK Group for six Vicinity Lightning electric buses valued at over CAD$3 million to support the shuttle bus service at Billy Bishop Toronto City Airport.

In July of 2022, the Company entered into a distribution agreement for the Northwest U.S. with Schetky Bus and Van Sales, a dealership and transportation solutions provider, to offer the Vicinity Lightning, Vicinity Classic and VMC-Optimal vehicles, including an initial commitment for 18 vehicles.

In July of 2022, VMC announced eligibility in Transport Canada’s new Incentives for Medium and Heavy-duty Zero-Emission Vehicles (iMHZEV) program which helps to make buying or leasing zero-emission vehicles more attractive. The VMC 1200 EV truck will qualify for these significant incentives that are passed onto the consumer.

During the three months ended March 31, 2022, VMC issued 302,555 common shares at prices ranging from $3.07 to $3.79 per share for net proceeds of $1 million through its “at-the-market” equity distribution program approved in 2021. There were no shares issued through this program during the three months ended June 30, 2022.

COVID-19 and Supply Chain Update

In response to the COVID-19 pandemic and global market volatility, the Company activated robust business continuity plans to minimize disruptions to business and to adapt to evolving market conditions. The Company’s top priority is the health and safety of its staff, customers, and the communities in which it operates. Vicinity has taken appropriate precautions in this regard and has continued to deliver parts and services to meet its customers’ needs. The Company is following the advice of health authorities in each jurisdiction where it operates.

Management is monitoring the situation very closely and continues to evaluate the impact supply chain and ongoing shipping issues related to the virus may have on the Company’s current delivery schedule. Some expected sales to private operators were delayed as a result of the pandemic. Sales orders from customers slowed after March of 2020 for the remainder of the year, which affected deliveries for the last half of 2021. Consistent with other manufacturing and transportation companies, VMC continues to experience delays from some suppliers and shipping companies due ongoing supply chain shortages, which has affected deliveries originally scheduled for delivery in 2021 and into 2022. Sales activity, for both the pipeline and order book, has strengthened significantly during 2021 and 2022 for future deliveries. The Company’s manufacturing partners overseas are operating and currently producing to meet the Company’s needs. Although deliveries may be delayed, the purchase orders are firm and will be delivered when product is made available. Our U.S. production facility is expected to be substantially complete during the third quarter of 2022, which will reduce the exposure to disruptions from partnerships in the U.S. going forward.

Our supply chain is currently able to provide us with the necessary components, although delayed in certain circumstances, for production and aftermarket part sales but there is a risk of further potential disruptions. Our aftermarket parts division will continue operating and servicing all our customers.

The Company remains well-positioned to serve its customers. As conditions evolve, Vicinity will adjust plans to align with business continuity protocols and ensure employee, customer, and community health and safety are the highest priority. Our credit line has remained active, allowing the Company access to capital, however Vicinity recognizes that the effects of supply chain issues, the COVID-19 pandemic, and government or customer reactions could ultimately be materially disruptive.

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William Trainer, President and CEO of Vicinity stated, “We continue to monitor the industry and supply chain issues closely and we are responding swiftly and effectively to protect the interests of our stakeholders. I am confident that our skilled and loyal workforce, the diversification and strength of our business model, and our strong partner relationships will position us well to navigate the current environment.”

Outlook

Management expects to maintain its strong market segment leadership position in Canada and continue to make progress in the U.S. with private operators and public transit agencies. The external pressures to “right size” vehicles for their applications and ridership levels along with the availability of funding in Canada and the U.S. create an ideal environment for Vicinity to prosper. Even with the challenges in 2021 from the COVID-19 pandemic and ongoing supply chain disruptions, the outlook for Vicinity, including significant growth in the U.S., remains very positive.

Delays due to shipping and supply chain issues have negatively affected sales and deliveries in 2021 and into 2022. We are maintaining our strong leadership position in our market segment in Canada, and we continue to make progress in the U.S. market. We were able to deliver our most recent forecast of over 130 buses during 2021 with the last half of 2021 being negatively affected by the reduced order activity experienced across the industry during the first nine months of the pandemic. Consistent with other manufacturing and transportation companies, VMC continues to experience delays from some suppliers and shipping companies, including delays in the availability of certain components which have negatively affected deliveries originally planned for 2021. These conditions continue into 2022 and continue to cause disruptions in the availability of components and expected delivery times for existing orders. Order activity for deliveries in 2022 and beyond remains strong across Vicinity product lines, including the Vicinity Lightning™ EV, the newly announced VMC 1200 Class 3 EV trucks, and both VMC Optimal EV products. Our collaboration agreement with the JB Poindexter group, though EAVX, is also expected to create significant demand for our chassis and VMC 1200 EV product lines in the near future.

Approved funding for transit in the U.S. and Canada prior to the pandemic was high. During the pandemic, government support for transit has remained strong in both the U.S. and Canada with both countries approving emergency funding for transit through billions of dollars in safe restart programs. Funding announcements have continued through 2021 in both the U.S. and Canada showing a commitment to improving transit through investing heavily in transit and zero emission transit solutions.

In the U.S. the Federal government extended the funding for the Fixing America’s Surface Transportation Act (“FAST Act”) which included $12.3 billion for transit programs through 2021. The US government is currently working on the successor to the FAST Act which includes significant spending for transit capital purchases. The Infrastructure Investment and Jobs Act, passed in November of 2021, includes proposals for investments to modernize existing transit systems, fund replacement of diesel transit vehicles, and invest billions into the EV market. Deliveries for EV buses are anticipated to strengthen through to 2025 with the expected funding from this program.

In October of 2020, the Canadian federal government announced $1.5 billion in financing through the Canada Infrastructure Bank to support the adoption of zero emission buses and charging infrastructure over 24 to 36 months. In February of 2021, the Canadian government announced $14.9 billion to be invested in Canadian public transit, including $5.9 billion in dedicated project funds starting in 2021, and ongoing permanent funding of $3 billion per year beginning in 2026-2027.

The Canadian Federal budget for 2021 included $17.6 billion in new spending that will go towards a “green recovery” and announced aggressive emissions reductions targets with a goal to be net-zero by 2050.

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Although the proposed legislations and funding announcements from the Canadian and U.S. governments are encouraging for the transit industry, the Company does not yet know how or when the proposed funds will materialize and the expected impact on financial performance of the Company.

The medium and long-term recovery of the Company’s end markets from the COVID-19 pandemic are currently unknown but are expected to be dependent on government support, COVID-19 case rates, manufacturing and supply chain capabilities, travel restrictions and economic reopening activity. The Company has implemented a robust risk management process to ensure the health and safety of its employees and continued access to supply chain materials, but the ongoing nature of the pandemic may adversely impact results in the future.

Part of our strategic plan is the expansion of our product line through the recent additions of a 100% zero emission electric propulsion system to our existing Vicinity bus models and the introduction of 100% electric trucks to our product lineup to reduce the Company’s exposure to periods of inconsistent quarterly revenues from the bus industry. The Vicinity electric bus will place Vicinity in an excellent position to capture market share as the demand for zero emissions buses grows. Municipalities of all sizes across Canada and the U.S. along with private operators in multiple sectors are looking for a more robust low floor accessible bus to replace their cutaways. Our first Vicinity Lightning™ EV buses are currently in production for initial customers. Our Vicinity Optimal EV products and the Vicinity 1200 EV truck are available immediately to fill high volume demands for the low floor EV cutaway and electric truck markets. The first Vicinity 1200 EV trucks will be delivered in the third quarter of 2022.

Aftermarket parts sales are expected to continue to increase as Vicinity bus fleets get older and new vehicles are placed into service.

Tariffs and Surtaxes

Management continues to closely monitor negotiations and ongoing global trade discussions which may influence the Company. We are implementing purchasing, shipping and assembly modifications to best adapt to the current trade environment and strengthen our U.S.-based operations and component sourcing.

Management currently expects an immaterial impact in 2022 for any market increases for our current deliverables. Any future component cost increases should be substantially recoverable through new RFPs or through producer price index (PPI) mechanisms in multiyear contracts.

Non-GAAP and Other Financial Measures

The non-GAAP and other financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP and other financial measures should be read in conjunction with our consolidated financial statements.

Non-GAAP financial measure - Adjusted EBITDA

Adjusted EBITDA does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted EBITDA as earnings before interest, income taxes, depreciation and amortization, foreign exchange gains or losses, certain non-recurring and/or non-operating income and expenses, and share based compensation. Adjusted EBITDA should not be construed as an alternative for revenue or net loss determined in accordance with IFRS. The Company believes that adjusted EBITDA is a meaningful metric in assessing the Company’s financial performance and operational efficiency.

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The following table reconciles net earnings or losses to Adjusted EBITDA based on the consolidated financial statements of the Company for the periods indicated.

	3 months ended June 30, 2022	3 months ended June 30, 2021	6 months ended June 30, 2022	6 months ended June 30, 2021
(US dollars in thousands - unaudited)	$	$	$	$
Net (loss) income	(3,789)	(344)	(6,675)	1,257
Add back
Stock based compensation	166	259	463	384
Interest	599	51	1,186	177
Gain on modification of debt	(803)	—	(803)	—
Foreign exchange loss (gain)	1,572	42	784	58
Amortization	779	202	1,482	398
Income tax	209	—	209	—
Loss on disposal of property and equipment	18	—	18	—
Adjusted EBITDA	(1,249)	210	(3,336)	2,274

Figures for 2021 have been restated in USD to reflect the change in the Company’s presentation currency.

Non-GAAP financial measure – working capital

Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended June 30, 2022	Three months ended December 31, 2021
(US dollars in thousands - unaudited)	$	$
Current Assets	24,924	20,806
Current Liabilities	16,674	19,401

Working Capital	8,250	1,405

Supplementary financial measure – gross margin as a percentage of revenue

Gross margin as a percentage of revenue is a supplementary financial measure calculated as gross margin divided by revenue, expressed as a percentage.

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Summary of Quarterly Results

The following selected financial information is derived from unaudited quarterly financial statements of the Company. The information is stated in US dollars.

(US dollars in thousands, except earning per share -unaudited)	Q2 202 $	Q1 202 $	Q4 202 $	Q3 2021 $ (Restated)	Q2 2021 $ (Restated)	Q1 2021 $ (Restated)	Q4 2020 $ (Restated)	Q3 2020 $ (Restated)
Revenue	11,742	3,183	2,330	2,324	15,518	21,536	3,471	6,736
Gross margin	1,024	210	(316)	(577)	1,716	3,412	1,711	431
Net (loss) income	(3,789)	(2,887)	(4,782)	(3,798)	(344)	1,601	(410)	(978)
Basic earnings (loss) per share(1)	(0.10)	(0.08)	(0.14)	(0.13)	(0.01)	0.06	(0.02)	(0.04)
Diluted earnings (loss) per share(1)	(0.10)	(0.08)	(0.14)	(0.13)	(0.01)	0.05	(0.02)	(0.04)

Cash and cash equivalents	9,357	11,016	4,402	3,890	8,237	1,365	1,008	964
Working capital	8,250	8,664	1,405	12,846	19,682	16,522	13,111	7,536
Total assets	65,762	73,268	53,993	30,463	34,185	37,953	36,943	24,522
Non-current financial liabilities	8,349	1,035	347	586	780	737	419	1,251

(1)	Basic and diluted earnings (loss) per share have been retrospectively adjusted to give effect to the 3 to 1 share consolidation effective March 29, 2021.

All figures prior to Q4 2021 have been restated to USD to reflect the change in the Company’s presentation currency.

Variability of revenues, gross margin, and net income (loss) over the past 8 quarters is mainly driven by the timing and delivery of buses.

Three and Six Months Ended June 30, 2022 Earnings Review

(US dollars in thousands, except earnings per share -unaudited)	3 months ended June 30, 2022 $	3 months ended June 30, 2021 $ (Restated)

Revenue	11,742	15,518
Gross margin	1,024	1,716
Net loss	(3,789)	(344)
Basic and diluted earnings (loss) per share(2)	(0.10)	(0.01)

(2)	Basic and diluted earnings (loss) per share have been retrospectively adjusted to give effect to the 3 to 1 share consolidation effective March 29, 2021.

Figures for 2021 have been restated in USD to reflect the change in the Company’s presentation currency.

Revenue

Revenue for the three months ended June 30, 2022 was $11,742 compared to $15,518 for the three months ended June 30, 2021, representing a 24% decrease. This represented 34 deliveries versus 46 deliveries in the previous period.

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Gross Margin

Gross margin for bus sales and other revenue for the three months ended June 30, 2022 was $1,024 or 9% of revenue (see “Non-GAAP and Other Financial Measures”) as compared to the three months ended June 30, 2021, which had a gross margin of $1,716 or 11% of revenue (see “Non-GAAP and Other Financial Measures”). The gross margin for the three months ended June 30, 2022 was negatively affected by product mix and the low volume of buses delivered. Shipping difficulties and global supply chain disruptions in the availability of chassis for our VMC Optimal products and certain bus components has delayed a large portion of expected deliveries during the end of 2021 and into 2022.

Net (Loss) Income

Net loss for the three months ended June 30, 2022, was $3.8 million compared to a net loss of $0.3 million for the three months ended June 30, 2021. Net loss increased for the three months ended June 30, 2022 as a result of lower gross profits from decreased deliveries compared to the prior year, higher effective interest costs related to $10 million in debt entered into in October of 2021, higher depreciation related to the purchase of the marketing rights for VMC Optimal products, higher stock based compensation, increased marketing and legal costs related to listing on the Nasdaq exchange and marketing of new products, and an increase in overall salaries and headcount to prepare for the next stages of growth for the Company. Foreign exchange loss for the three months ended June 30, 2022, were mainly the result of translation of intercompany balances between VMC entities for consolidation purposes.

(US dollars in thousands, except earnings per share -unaudited)	6 months ended June 30, 2022 $	6 months ended June 30, 2021 $ (Restated)

Revenue	14,925	37,054
Gross margin	1,234	5,128
Net (loss) income	(6,675)	1,257
Basic earnings (loss) per share(2)	(0.18)	0.04
Diluted earnings (loss) per share(2)	(0.18)	0.04

(1)	Basic and diluted earnings (loss) per share have been retrospectively adjusted to give effect to the 3 to 1 share consolidation effective March 29, 2021.

Figures for 2021 have been restated in USD to reflect the change in the Company’s presentation currency.

Revenue

Revenue for the six months ended June 30, 2022 was $14,925 compared to $37,054 for the six months ended June 30, 2021, representing a 60% decrease. This represented 40 deliveries versus 113 deliveries in the previous period.

Gross Margin

Gross margin for bus sales and other revenue for the six months ended June 30, 2022 was $1,234 or 8% of revenue (see “Non-GAAP and Other Financial Measures”) as compared to the six months ended June 30, 2021, which had a gross margin of $5,128 or 14% of revenue (see “Non-GAAP and Other Financial Measures”). The gross margin for the six months ended June 30, 2022 was negatively affected by product mix and the low volume of buses delivered. Shipping difficulties and global supply chain disruptions in the availability of chassis for our VMC Optimal products and certain bus components has delayed a large portion of expected deliveries during the end of 2021 and into 2022.

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Net (Loss) Income

Net loss for the six months ended June 30, 2022, was $6.7 million compared to a net income of $1.3 million for the six months ended June 30, 2021. Net income decreased for the six months ended June 30, 2022 as a result of lower gross profits from decreased deliveries compared to the prior year, higher effective interest costs related to $10 million in debt entered into in October of 2021, higher depreciation related to the purchase of the marketing rights for VMC Optimal products, higher stock based compensation, increased marketing and legal costs related to listing on the Nasdaq exchange and marketing of new products, and an increase in overall salaries and headcount to prepare for the next stages of growth for the Company. Foreign exchange losses for the six months ended June 30, 2022, were mainly the result of translation of intercompany balances between VMC entities for consolidation purposes.

Liquidity and Selected Cash Flow Items

(US dollars in thousands - unaudited)	June 30, 2022 $	December 31, 2021 $

Cash and cash equivalents	9,357	4,402
Working capital	8,250	1,405
Total assets	65,762	53,993
Non-current financial liabilities	8,349	347

Vicinity has working capital of $8,250 as of June 30, 2022 compared to working capital at December 31, 2021 of $1,405. Working capital has increased by $6,845 due to common shares issued during the first quarter offset slightly by development costs for new products and fixed asset purchases as the Company builds its new manufacturing facility in Ferndale, Washington, USA. Vicinity had a cash and cash equivalents balance of $9,357 as at June 30, 2022 compared to $4,402 as at December 31, 2021.

Cash provided from operating activities during the six months ended June 30, 2022 was $171 compared to cash provided of $11,960 during the six months ended June 30, 2021. The decrease of $11,789 from the six months ended June 30, 2021 was mainly due to decreased sales in 2022 vs 2021 and the change in non-cash working capital items.

For the six months ended June 30, 2022, investing activities used cash of $7,485 compared to the six months ended June 30, 2021, where investing activities used cash of $4,499. The increase of $2,986 from the six months ended June 30, 2021 was from the development of new product lines, and the ongoing construction of the Company’s new manufacturing facility in Ferndale, Washington.

For the six months ended June 30, 2022, financing activities provided cash of $12,405 compared to the six months ended June 30, 2021, where financing activities used cash of $267. Proceeds from a private placement in 2022 and the credit facility resulted in an increase of cash provided of $10,720 compared to 2021.

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Financial Instruments

Fair values

The Company’s financial instruments include cash and cash equivalents, restricted cash, trade and other receivables, accounts payable, credit facility, short-term loans, deferred consideration, lease obligations. The carrying amounts of these financial instruments are a reasonable estimate of their fair values based on their current nature and current market rates for similar financial instruments. Lease obligations are classified as a level 2 within the hierarchy.

Deferred consideration is the only instrument measured at fair value through profit and loss in accordance with IFRS 9 – Financial Instruments, which requires the classification of financial instruments within a hierarchy that prioritizes the inputs to fair value measurement, this instrument was classified as a level 3 within the hierarchy.

Capital Management

The Company’s objectives when managing capital are:

●	to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and

●	to provide an adequate return to shareholders through expansion correspondingly to the level of risk.

The Company considers its share capital, other shareholders’ equity, short-term loans, long-term loans and convertible debt to be its capital. As a part of its loan commitments, the Company is required to obtain authorization from the lender prior to obtaining further loans. The Company’s capital is currently not subject to any other external restrictions except those described in Credit facility (Note 7 of the financial statements).

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, sell assets, reduce debt or increase its debt.

Commitments

The Company entered into a production agreement with one of its manufacturers whereby the parties have agreed to a specified production volume. The Company also has outstanding purchase order commitments related to the construction of its new manufacturing facility. Future minimum payments to the manufacturer as at June 30, 2022 are $17,588 due no later than one year.

Off-Balance Sheet Arrangements

The Corporation has not entered into any off balance sheet arrangements.

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Transactions with Related Parties

Expenses incurred to key management are:

	Six months ended	Six months ended
	June 30, 2022	June 30, 2021
Salaries and benefits	$664	$614
Non-executive directors’ fees	—	25
Share based payments	442	248
	$1,106	$887

During the six months ended June 30, 2022 the Company paid $97 in lease payments to a company owned by a director. $88 was recognized as depreciation and interest expense on the lease.

During the six months ended June 30, 2021 the Company paid $99 in lease payments to a company owned by a director. $83 was recognized as depreciation and interest expense on the lease.

.

Balances with key management and other related parties are:

As at June 30, 2022, included in accounts payable are balances owing to key management or companies controlled by officers of the Company in the amount of $5 (June 30, 2021 - $14).

All related party balances are non-interest bearing, unsecured and have no fixed terms of repayment and have been classified as current.

Critical Accounting Estimates and Judgements

The preparation of the consolidated financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements. For significant estimates and judgements refer to Note 8 as well as the consolidated financial statements for the year ended December 31, 2021.

Recent Accounting Pronouncements

There were no recent accounting pronouncements adopted by the Company.

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Segment Information

Allocation of revenues to geographic areas is as follows:

	Six months ended June 30, 2022	Six months ended June 30, 2021 (Restated)
	$	$
Canada
Bus sales	7,549	7,926
Spare part sales	2,738	1,486
Operating lease revenue	—	—
United States
Bus sales	4,270	26,943
Spare part sales	283	119
Operating lease revenue	85	580
Total	14,925	37,054

During the six months ended June 30, 2022, the Company had sales of $5,599, $4,474 and $1,581 to three end customers representing 38%, 30% and 11% of total sales, respectively. During the six months ended June 30, 2021, the Company had sales of $26,580 to one customer representing 72% of total sales.

Outstanding Share Data

At a Special Annual General Meeting of the shareholders held on March 24, 2021, a 3 for 1 share consolidation was approved, effective March 29, 2021. All share and per share amounts are reflective of the share consolidation. Issued and outstanding as of the date of this report is as follows:

39,760,040 common shares

7,573,082 warrants

1,449,992 stock options

334,178 deferred share units

166,000 restricted share units

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